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      EXHIBIT 11 - STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

National City Bancshares, Inc.
Earnings per Share Calculation
For the Period Ending March 31

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

                                              1998             1997
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
Net income                                 $5,113,000       $4,673,000

Basic earnings per share
------------------------
Weighted average shares outstanding        10,744,301       10,684,348

Basic earnings per share                        $0.48            $0.44


Diluted earnings per share
--------------------------
Weighted average shares outstanding        10,744,301       10,684,348
Common stock equivalents due to
  stock options                               149,246          119,538
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Adjusted shares outstanding                10,893,547       10,803,886

Diluted earnings per share                      $0.47            $0.43


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